                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        MERIDIAN INTERSTATE BANCORP, INC.
                                (Name of Issuer)

                      COMMON STOCK, NO PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   58964Q 104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

         MERIDIAN FINANCIAL SERVICES, INCORPORATED, 10 MERIDIAN STREET,
                        EAST BOSTON, MASSACHUSETTS 02128
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                JANUARY 22, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No.  58964Q 104
           ----------

--------------------------------------------------------------------------------
    1     NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          MERIDIAN FINANCIAL SERVICES, INCORPORATED - 04-1269460

--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                 (a) /_/
                 (b) /_/
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
          OO

--------------------------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) /_/

--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          MASSACHUSETTS

--------------------------------------------------------------------------------
                                  7     SOLE VOTING POWER
          NUMBER OF                     12,650,000
 SHARES BENEFICIALLY OWNED BY
             EACH                -----------------------------------------------
          REPORTING               8     SHARED VOTING POWER
            PERSON                      0
             WITH
--------------------------------------------------------------------------------
                                  9     SOLE DISPOSITIVE POWER
                                        12,650,000
--------------------------------------------------------------------------------
                                  10    SHARED DISPOSITIVE POWER
                                        0
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          12,650,000

--------------------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
          /_/
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
          55.0% OF 23,000,000 SHARES OF COMMON STOCK OUTSTANDING AS OF
          JANUARY 22, 2008
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            HC, CO
--------------------------------------------------------------------------------

ITEM 1.           SECURITY AND ISSUER

         This Schedule 13D relates to the shares of common stock, no par value per share of Meridian Interstate Bancorp, Inc. (the "Issuer" or the "Company"), a Massachusetts chartered mid-tier stock holding company. The principal executive office of the Issuer is located at 10 Meridian Street, East Boston, Massachusetts 02128.

ITEM 2.           IDENTITY AND BACKGROUND

                  (a) The name of the reporting person is Meridian Financial Services, Incorporated ("MFS").

                  (b) MFS's business address is 10 Meridian Street, East Boston, Massachusetts 02128.

                  (c) MFS is the mutual holding company parent of Meridian Interstate Bancorp located at 10 Meridian Street, East Boston, Massachusetts 02128. MFS's principal business is to hold a majority of the Issuer's outstanding shares of common stock.

                  (d) MFS has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

                  (e) MFS has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) MFS is a Massachusetts chartered mutual holding company. Attached as Schedule I hereto and incorporated herein by reference is a list containing certain information with respect to each trustee and executive officer of MFS (the "Insiders"). To MFS's knowledge, each Insider is a United States citizen, and no Insider has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has any Insider been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On January 22, 2008, the Company issued 12,650,000 shares of common stock to MFS at no par value per share in exchange for MFS cancelling 100 shares of the Company it owned. On January 22, 2008, the Insiders also purchased shares of common stock from the Issuer. All purchases by the Insiders were from personal funds. Attached as Schedule I hereto and incorporated by reference is a list containing certain information with respect to the Insiders.

ITEM 4.           PURPOSE OF TRANSACTION

         On November 13, 2007, the Securities and Exchange Commission declared effective the Company's Registration Statement on Form S-1, whereby on January 22, 2008, the Company sold 43.1% of its outstanding common stock in an initial public offering and issued 55.0% of its outstanding common stock to MFS for MFS cancelling the 100 shares of the Company that it owned. The primary purpose of the stock issuance was to raise additional capital to support future lending and operational growth and possible future branching activities or acquisitions. The stock issuance also enables the employees and officers of East Boston Savings Bank (the "Bank"), the wholly-owned subsidiary of the Company, to obtain an equity ownership interest in the Bank.

         Although MFS and the Insiders intend to exercise their rights as stockholders, neither MFS nor any Insider currently has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

         In the future, MFS and/or the Insiders may determine to purchase additional shares of the Issuer's common stock (or other securities of the Issuer) or to sell shares of the Issuer's common stock. Any such determination will depend on a number of factors, including market prices, the Issuer's prospects and alternative investments.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

         (a) - (b) MFS beneficially owns (with sole voting and dispositive power) 12,650,000 shares of the Issuer's common stock, or 55.0% of the outstanding shares. The following table provides information about the shares of common stock that may be considered to be owned by each Insider as of January 22, 2008. A person may be considered to own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power. Unless otherwise indicated, each of the named individuals has sole voting and investment power with respect to the shares shown.

                                                            NUMBER OF                           PERCENT OF
                                                             SHARES                            COMMON STOCK
NAME                                                         OWNED                              OUTSTANDING
---------------------------------------------    ---------------------------------    --------------------------------
Vincent D. Basile                                         2,500                                      *
Richard M. Belcher, Jr.                                     200                                      *
Douglas A. Brown                                          1,000                                      *
William M. Cantor                                         2,500                                      *
Mario M. Caporale                                         2,000                                      *
Cynthia C. Carney                                           500                                      *
Thomas Cavaliere                                            300                                      *
Marilyn A. Censullo                                       1,000                                      *
Sandra Caggiano                                             500                                      *
James P. DelRossi                                        10,000                                      *
Anna R. DiMaria                                           5,000                                      *
Philip F. Freehan                                        15,000                                      *
Dominic A. Gambardella                                    5,000                                      *
Richard J. Gavegnano                                     40,000                                      *
Robert J. Katz                                            1,500                                      *
Robert D. Loiacono                                        1,700                                      *
Edward L. Lynch                                          10,000                                      *
Gregory F. Natalucci                                        400                                      *
Michael D. Rinaldi                                       10,000                                      *
Joseph M. Ricupero                                            -                                      *
Rita M. Roberto                                           1,000                                      *
Pasquale Rosa                                             2,000                                      *
James G. Sartori                                          2,500                                      *
Peter F. Scolaro                                          1,000                                      *
Leonard V. Siuda                                         15,000                                      *
Joseph Arthur Stasio                                        200                                      *
Joseph E. Steffano, Jr.                                     200                                      *
Paul T. Sullivan                                          2,500                                      *
Robert F. Verdonck                                       30,000                                      *
William A. Zona                                               -                                      *

_____________________________________________
* Represents less than 1%.

         (c) Other than the acquisition of such shares by MFS and the Insiders on January 22, 2008, neither MFS nor any Insider has effected any transaction relating to the Issuer's common stock within the past 60 days.

         (d) No person other than MFS has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities owned by MFS as described in Item 5(a)-(b) above.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not applicable.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.


January 25, 2008
-----------------------------------
Date



/s/ Richard J. Gavegnano
-----------------------------------
Signature



Richard J. Gavegnano, Meridian Financial Services, Incorporated
Chief Executive Officer and Chairman
-------------------------------------------
Name and Title

                                   SCHEDULE I

                       TRUSTEES AND EXECUTIVE OFFICERS OF
                       ----------------------------------
                    MERIDIAN FINANCIAL SERVICES, INCORPORATED
                    -----------------------------------------

         The name, business address and present principal occupation of each trustee, executive officer and controlling person of Meridian Financial Services, Incorporated are set forth below.

-------------------------------------------------------------------------------------------------------------------------------
NAME                                     BUSINESS ADDRESS                        PRINCIPAL OCCUPATION
----                                     ----------------                        --------------------
-------------------------------------------------------------------------------------------------------------------------------
Vincent D. Basile                        19 Murdoch Road                         Trustee and Corporator of Meridian Financial
                                         Stoneham, MA 02180                      Services, Incorporated;
                                                                                 Director of Meridian Interstate Bancorp,
                                                                                 Inc. and East Boston Savings Bank;
                                                                                 Self-employed Management Consultant

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Richard M. Belcher, Jr.                  196 Goden Street                        Trustee and Corporator of Meridian Financial
                                         Belmont, MA 02478                       Services, Incorporated;
                                                                                 Vice President, Blackhole Enterprises;
                                                                                 Treasurer, DB Property Management

-------------------------------------------------------------------------------------------------------------------------------
Douglas A. Brown                         212 Beech Street                        Trustee at Meridian Financial Services,
                                         Tewkbury,  MA 01876                     Inc.; PSMS Det. Boston, Naval Planning Yard,
                                                                                 Project Manager

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William M. Cantor                        P.O. Box 36                             Trustee at Meridian Financial Services,
                                         Mattapoisett, MA 02739                  Inc.; EC Hilliard Corp., Metal Fabrications,
                                                                                 President

-------------------------------------------------------------------------------------------------------------------------------
Mario M. Caporale                        29 Broadway                             Trustee and Corporator of Meridian Financial
                                         Wakefield, MA 01880                     Services, Incorporated; Caporale Liquors II,
                                                                                 Inc., Treasurer

-------------------------------------------------------------------------------------------------------------------------------
Cynthia C. Carney                        Carney & Company                        Trustee and Corporator of Meridian Financial
                                         5 Essex Green Drive #23                 Services, Incorporated; Carney & Company,
                                         Peabody, MA 01960                       Commercial Real Estate Brokerage, Principal

-------------------------------------------------------------------------------------------------------------------------------
Thomas Cavaliere                         Eastern Flooring Co., Inc.              Trustee and Corporator of Meridian Financial
                                         7 Curtis Street                         Services, Incorporated; Eastern Flooring
                                         East Boston, MA 02128                   Co., Manager

-------------------------------------------------------------------------------------------------------------------------------
Marilyn A. Censullo                      Naffah & Company, P.C.                  Trustee and Corporator of Meridian Financial
                                         30 Massachusetts Ave.                   Services, Incorporated; Director of Meridian
                                         North Andover, MA 01845                 Interstate Bancorp, Inc.; Naffah & Co.,
                                                                                 P.C., CPA, Partner



-------------------------------------------------------------------------------------------------------------------------------
NAME                                     BUSINESS ADDRESS                        PRINCIPAL OCCUPATION
----                                     ----------------                        --------------------
-------------------------------------------------------------------------------------------------------------------------------
Sandra Caggiano                          East Boston Court                       Trustee and Corporator of Meridian Financial
                                         37 Meridian Street                      Services, Incorporated; East Boston Court,
                                         East Boston, MA 02128                   1st Assistant Clerk

-------------------------------------------------------------------------------------------------------------------------------
James P. DelRossi                        8 Winchester Place                      Trustee and Corporator of Meridian Financial
                                         Winchester, MA 01890                    Services, Incorporated; Director of Meridian
                                                                                 Interstate Bancorp, Inc., East Boston
                                                                                 Savings Bank, Hampshire First Bank and
                                                                                 Financial Concepts, Inc.; Banking Consultant

-------------------------------------------------------------------------------------------------------------------------------
Anna R. DiMaria                          East Boston Savings Bank                Trustee and Corporator of Meridian Financial
                                         23 Meridian Street                      Services, Incorporated; Director of Meridian
                                         East Boston, MA 02128                   Interstate Bancorp, Inc., and East Boston
                                                                                 Savings Bank; Attorney Solo- Practice

-------------------------------------------------------------------------------------------------------------------------------
Philip F. Freehan                        East Boston Savings Bank                Trustee of Meridian Federal Savings, Inc.;
                                         67 Prospect Street                      Executive Vice President & Senior lending
                                         Peabody, MA 01960                       Officer, East Boston Savings Bank; Clerk of
                                                                                 Meridian Charitable Fund.

-------------------------------------------------------------------------------------------------------------------------------
Dominic A. Gambardella                   296 Bennington Street                   Trustee and Corporator of Meridian Financial
                                         East Boston, MA 02128                   Services, Inc.; Director of Meridian
                                                                                 Interstate Bancorp, Inc. and East Boston
                                                                                 Savings Bank; President, Meridian Insurance
                                                                                 Agency.

-------------------------------------------------------------------------------------------------------------------------------
Richard J. Gavegnano                     East Boston Savings Bank                Trustee, Corporator and Chairman of the
                                         67 Prospect Street                      Board of Meridian Federal Savings, Inc.;
                                         Peabody, MA 01960                       Chairman and Chief Executive Officer of
                                                                                 Meridian Interstate Bancorp, Inc.

-------------------------------------------------------------------------------------------------------------------------------
Robert J. Katz                           Nu-Tread Tire Co., Inc.                 Trustee and Corporator of Meridian Financial
                                         1 Boardman Street                       Savings, Inc.; Nu - Tread Tire Co., President
                                         Easton Boston, MA 02128




-------------------------------------------------------------------------------------------------------------------------------
NAME                                     BUSINESS ADDRESS                        PRINCIPAL OCCUPATION
----                                     ----------------                        --------------------
-------------------------------------------------------------------------------------------------------------------------------
Robert D. Loiacono                       Welding & Engineer Co., of              Trustee and Corporator of Meridian Financial
                                         Boston, Inc.                            Services, Incorporated; Welding & Engineer
                                         30 New Street                           Co., Metal Fabrications, President
                                         East Boston, MA 02128

-------------------------------------------------------------------------------------------------------------------------------
Edward L. Lynch                          45 Franklin Street                      Trustee and Corporator of Meridian Financial
                                         Lynn, MA 01902                          Services, Incorporated; Director of Meridian
                                                                                 Interstate Bancorp, Inc. and East Boston
                                                                                 Savings Bank; Attorney
                                                                                 Solo-practice

-------------------------------------------------------------------------------------------------------------------------------
Gregory F. Natalucci                     CNA Ins. Co.                            Trustee and Corporator of Meridian Financial
                                         100 Newport Avenue                      Services, Incorporated; Director of Meridian
                                         Quincy, MA 02171                        Interstate Bancorp, Inc. and East Boston
                                                                                 Savings Bank; CNA Ins. Co., Premium Auditor

-------------------------------------------------------------------------------------------------------------------------------
Michael D. Rinaldi                       1 Seal Harbor Road                      Trustee and Corporator of Meridian Financial
                                         Winthrop, MA 02152                      Services, Incorporated; Savio Prep, Teacher

-------------------------------------------------------------------------------------------------------------------------------
Joseph M. Ricupero                       1222 Bennington Street                  Trustee and Corporator of Meridian Financial
                                         East Boston, MA 02128                   Services, Incorporated; Capital Waste Refuse
                                                                                 Collection, President

-------------------------------------------------------------------------------------------------------------------------------
Rita M. Roberto                          282 Bennington Street                   Trustee and Corporator of Meridian Financial
                                         East Boston, MA 02128                   Services, Incorporated;
                                                                                 Spinellis, Restaurant/Catering, Owner

-------------------------------------------------------------------------------------------------------------------------------
Pasquale Rosa                            435 Ferry Street                        Trustee and Corporator of Meridian Financial
                                         Everett, MA 02149                       Services, Incorporated; Central TruValue,
                                                                                 Hardware, Treasurer

-------------------------------------------------------------------------------------------------------------------------------
James G. Sartori                         Bandwagon Inc.                          Trustee and Corporator of Meridian Financial
                                         Wilmington, MA 01887                    Services, Incorporated; Director of Meridian
                                                                                 Interstate Bancorp, Inc., and East Boston
                                                                                 Savings Bank; Bandwagon, Inc., Treasurer


-------------------------------------------------------------------------------------------------------------------------------
NAME                                     BUSINESS ADDRESS                        PRINCIPAL OCCUPATION
----                                     ----------------                        --------------------
-------------------------------------------------------------------------------------------------------------------------------
Peter F. Scolaro                         Action For Boston Community             Trustee and Corporator of Meridian Financial
                                         Development                             Services, Incorporated; Action For Boston
                                         178 Tremont Street                      Community Development, Non-profit, Assistant
                                         Boston, MA 02111                        Director property

-------------------------------------------------------------------------------------------------------------------------------
Leonard V. Siuda                         East Boston Saving Bank                 Chief Financial Officer, Treasurer and
                                         67 Prospect Street                      Trustee of Meridian Financial Savings, Inc.
                                         Peabody, MA 01960                       and East Boston Savings Bank, Prospect, Inc.
                                                                                 and Meridian Charitable Foundation

-------------------------------------------------------------------------------------------------------------------------------
Joseph Arthur Stasio                     39 - 43 Walden Street                   Trustee and Corporator of Meridian Financial
                                         Winthrop, MA 02152                      Services, Inc.; Stasio Lumber Co., President

-------------------------------------------------------------------------------------------------------------------------------
Joseph E. Steffano, Jr.                  J.E.S. Enterprises, Inc.                Trustee and Corporator of Meridian Financial
                                         P.O. Box 536                            Services, Inc.; J.E.S. Enterprises, Inc.,
                                         East Boston, MA 02128                   Contractor, President

-------------------------------------------------------------------------------------------------------------------------------
Paul T. Sullivan                         Bagley & Bagley, P.C.                   Trustee and Corporator of Meridian Financial
                                         124 Main Street                         Services, Inc.; Director of Meridian
                                         Charlestown, MA 02129                   Interstate Bancorp, Inc. and East Boston
                                                                                 Savings Bank; Bagley & Bagley, P.C., Attorney

-------------------------------------------------------------------------------------------------------------------------------
Robert F. Verdonck                       East Boston Savings Bank                President and Chief Executive Officer of
                                         67 Prospect Street                      East Boston Savings Bank; President of
                                         Peabody, MA 01960                       Meridian Financial Services, Inc., Meridian
                                                                                 Interstate Bancorp, Inc., Meridian
                                                                                 Charitable Foundation and Prospect, Inc.

-------------------------------------------------------------------------------------------------------------------------------
William A. Zona                          B&H Painting, Inc.                      Trustee and Corporator of Meridian Financial
                                         2 Swift Terrace                         Services, Inc.; B&H Painting Inc., President
                                         East Boston, MA 02128

-------------------------------------------------------------------------------------------------------------------------------